Mail Stop 3561

September 18, 2008

John P. Reddy, Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

  Re: **Atmos Energy Corporation**
    Annual Report on Form 10-K for the Year Ended September 30, 2007
    Filed November 29, 2007
    Definitive Proxy Statement on Schedule 14A
    Filed December 21, 2007
    File No. 1-10042

Dear Mr. Reddy:

  We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

           Sincerely,

           H. Christopher Owings
           Assistant Director